UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

News Release

For immediate release

Creo Reports 2005 Fiscal First-Quarter Financial Results

•	Highest Quarterly Revenue in Creo’s History; Revenue Growth of 12.4% to $174.6 million

•	Earnings Before Taxes and Other Items Increase of 64.0% to $7.3 million

Vancouver, BC, CANADA (February 3, 2005) – Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced its financial results for the fiscal first quarter ended December 31, 2004, reported in U.S. dollars.

Revenue in the first quarter of 2005 was $174.6 million, an increase of 12.4 percent from $155.3 million in the first quarter of 2004. Net earnings were $5.9 million or 10 cents per diluted share for the first quarter compared to $12.3 million or 24 cents per diluted share in the first quarter a year ago. Net earnings in first quarter of 2005 include 3 cents per diluted share of restructuring and intangible asset amortization offset by a higher than usual financial gain from the impact of foreign currency on net monetary assets of 3 cents per share. Earnings before taxes and other items increased by 64.0 percent to $7.3 million in the first quarter of 2005 compared to $4.5 million in the first quarter of 2004.

Consumables revenue reached $27.9 million this quarter, an increase of 109.1 percent compared to the first quarter of last year and a 16.3 percent increase compared to the fourth quarter of 2004.

Gross margin in the first quarter of 2005 was 40.6 percent, compared to 43.0 percent in the first quarter of 2004. A shift in revenue mix with the increase in plate revenue, and to a lesser extent, lower equipment margins contributed to the decline in gross margin this quarter.

Total operating expenses of $63.6 million for the first quarter of 2005 were stable compared to $62.4 million in the first quarter of 2004, despite approximately $2.0 million in currency impact, net of hedging activities, from the appreciation of the Canadian dollar, Japanese yen, euro and Israeli shekel compared to the U.S. dollar. As a percentage of revenue, total operating expenses declined by 380 basis points to 36.4 percent compared to 40.2 percent in the prior year’s first quarter.

Cash used by operations was $5.4 million, reflecting a significant increase in accounts receivable as a result of higher revenue, increased inventory levels due to the ramp-up of our plate business, and the timing of vendor and restructuring payments. Cash on hand at quarter end was $86.5 million compared to $82.6 million as at September 30, 2004. Weighted shares outstanding (diluted) were 57,905,830 for the first quarter of 2005.

Subsequent to the quarter end, Creo entered into an arrangement agreement to be acquired by Eastman Kodak Company (NYSE: EK). The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of $16.50 per share or approximately $980 million. Creo shareholders will be entitled to consider and vote upon the proposed transaction at the rescheduled annual and special meeting of shareholders to be held on March 29, 2005.

In light of the pending transaction with Kodak and the uncertainty of how it may impact operations, Creo will not be providing guidance for the second quarter of 2005.

First Call Estimates

Creo reports its financial results in accordance with Canadian generally accepted accounting principles (GAAP). Therefore the company’s earnings per share results reported in this news release cannot be directly compared with First Call estimates. First Call estimates are based on adjusted analyst forecasts, which exclude restructuring costs and intangible asset amortization.

Conference Call

Mark Dance, chief financial officer and chief operating officer of Creo, will present the financial results from the first quarter of 2005 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time), today, February 3, 2005. The conference call may be accessed at http://www.creo.com/investors. To listen to the conference call live by telephone, dial +1-877-825-5811 for participants in North America and +1-973-582-2767 for international participants approximately 10 minutes before the start time. A telephone playback will be available after the completion of the call until February 7, 2005 at 8:00 p.m. Eastern Time (5:00 p.m. Pacific Time) and can be accessed at +1-877-519-4471 for participants in North America and +1-973-341-3080 for international participants using the access code 5548258.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) the announcement of the transaction to enter into an arrangement agreement with Eastman Kodak Company on January 31, 2005 may disrupt some of our customer or supplier relationships which may adversely affect future results; (2) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (3) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (4) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software technology and digital plates. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Tracy Rawa Investor Relations T. +1.604.419.4794 F. +1.604.437.9891 IR@creo.com	Kim Lawrence Corporate Communications T. +1.604.451.2700, ext.2044 F. +1.604.437.9891 kim.lawrence@creo.com

Creo Inc.

Segmented Revenue by Economic Segment

	Three months ended
(in thousands of U.S. dollars)	December 31 2004	December 31 2003	September 30 2004
Americas	$58,693	$51,525	$58,197
EMEA	69,379	60,140	62,608
Asia-Pacific	24,448	20,709	25,123
OEM and Other	22,044	22,914	21,272

	$174,564	$155,288	$167,200

Creo Inc.

Segmented Revenue by Economic Segment as a Percentage of Revenue

	Three months ended
(in thousands of U.S. dollars)	December 31 2004	December 31 2004	September 30 2004
Americas	33.6%	33.2%	34.8%
EMEA	39.8%	38.7%	37.5%
Asia-Pacific	14.0%	13.3%	15.0%
OEM and Other	12.6%	14.8%	12.7%

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)	December 31 2004 (unaudited)	September 30 2004 (unaudited)
Assets
Current assets
Cash and cash equivalents	$86,461	$82,565
Accounts receivable	152,315	138,358
Other receivables	36,953	25,819
Inventories	119,162	111,745
Income taxes receivable	4,551	4,147
Future income taxes	15,830	16,171

	415,272	378,805
Capital assets, net	123,827	121,080
Intangible assets, net	9,186	9,995
Goodwill	14,190	14,190
Other assets	40,217	33,655
Future income taxes	25,368	22,260

	$628,060	$579,985

Liabilities
Current liabilities	762,919	747,847
Accounts payable	48,903	49,546
Accrued and other liabilities	86,861	82,524
Future income taxes	2,257	320
Deferred revenue and credits	70,775	58,673

	208,796	191,063
Long-term liabilities	14,084	13,099
Future income taxes	6,378	6,202

	229,258	210,364
Shareholders' Equity

Share capital	762,919	747,847
Contributed surplus	2,704	2,225
Cumulative translation adjustment	29,350	21,617
Deficit	(396,171)	(402,068)

Shareholders' equity	398,802	369,621

	$628,060	$579,985

Creo Inc.

Consolidated Statements of Operations and Deficit

	Three months ended
(in thousands of U.S. dollars, except share per amounts)	December 31 2004 (unaudited)	December 31 2003 (unaudited)	September 30 2004 (unaudited)
Revenue
Product	$100,310	$97,878	$97,434
Service	46,404	44,089	45,829
Consumables	27,850	13,321	23,937

	174,564	155,288	167,200
Cost of Sales	103,617	88,469	100,706

Gross profit	70,947	66,819	66,494

Research and development, net	19,393	20,145	22,924
Sales and marketing	26,404	26,675	27,980
General and administration	18,411	15,639	14,811
Other income	(2,685)	(815)	(811)
Restructuring	1,293	--	2,550
Intangible asset amortization	809	709	805

	63,625	62,353	68,259
Earnings (loss) before undernoted items	7,322	4,466	(1,765)
Gain on sale of investment	--	8,723	--
Income tax expense (recovery)	1,425	875	(419)

Net earnings (loss)	$5,897	$12,314	$(1,346)

Earnings (loss) per common share
Basic	$0.11	$0.25	$(0.02)

Diluted	$0.10	$0.24	$(0.02)

Deficit, beginning of period	$(402,068)	$(413,450)	$400,722)
Net earnings (loss)	5,897	12,314	(1,346)

Deficit, end of period	$(396,171)	$(401,136)	$(402,068)

Creo Inc.

Consolidated Statements of Cash Flows

	Three months ended December 31
(in thousands of U.S. dollars)	2004 (unaudited)	2003 (unaudited)
Cash provided by (used in) operations:
Net earnings	$5,897	$12,314
Items not affecting cash:
Amortization	6,461	5,321
Stock compensation expense	111	--
Gain on sale of investment	--	(8,723)
Future income taxes	661	(1,788)
Other	(3,406)	478

	9,724	7,602

Changes in operating assets and liabilities:
Accounts receivable	(7,769)	(127)
Other receivables	(3,286)	(2,961)
Inventories	(4,857)	(1,898)
Accounts payable	(1,674)	6,464
Accrued and other liabilities	(3,601)	(1,897)
Income taxes	(3,228)	(2,091)
Deferred revenue and credits	9,242	3,000

	(15,173)	490

	(5,449)	8,092

Cash provided by (used in) investing:
Purchase of intangible assets	--	(1,890)
Repayment of promissory note	--	(4,000)
Acquisition, net of cash acquired	--	(12,243)
Purchase of capital assets	(6,875)	(3,723)
Proceeds from sale of capital assets	--	76
Proceeds from the sale of investments	--	22,074
	(29)	(66)

	(6,904)	228

Cash provided by financing:
Proceeds from shares issued	15,072	1,561
Decrease in long-term liabilities	--	47

	15,072	1,608

Foreign exchange gain on cash and cash equivalents held in foreign currency	1,177	944

Increase in cash and cash equivalents	3,896	10,872
Cash and cash equivalents, beginning of period	82,565	59,021

Cash and cash equivalents, end of period	$86,461	$69,893

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 4, 2005